Christopher E. Palmer +1 202 346 4253 cpalmer@goodwinlaw.com	Goodwin Procter LLP 1900 N Street, NW Washington, DC 20036 goodwinlaw.com +1 202 346 4000

March 15, 2022
VIA EDGAR
Mr. Alberto Zapata
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	The Prudential Insurance Company of America
Prudential Discovery Select Group Variable Contract Account
File Nos. 333-23271 and 811-08091

Dear Mr. Zapata:
This letter responds to comments that you provided to my colleague William P. Lane and me during a telephonic discussion on January 31, 2022, with respect to your review of Post-Effective Amendment No. 29 to Registration Statement Nos. 333-23271 and 811-08091 (“Registration Statement”) for the Prudential Discovery Select Group Variable Contract Account (“Registrant”).
Set forth below are the comments of the SEC staff (“Staff”) along with the responses thereto by The Prudential Insurance Company of America (“Prudential”) and the Registrant. Undefined capitalized terms used below have the same meaning as in the Registration Statement. The Registrant plans to file on or about April 14, 2022 a further post-effective amendment to the Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933 to reflect the responses to the comments and to include updated financial information.
1.Comment: Please confirm that the Registrant is not using an initial summary prospectus and that should the Registrant want to begin to use a summary prospectus, the Registrant understands that the Registrant would need to file a post-effective amendment pursuant to Rule 485(a) under the Securities Act of 1933.
Response: The Registrant is not using an initial summary prospectus and has no intentions to do so. However, the Registrant understands that should the Registrant want to begin to use an initial summary prospectus, the Registrant will need to file pursuant to Item 27(o) of Form N-4 the form of initial summary prospectus as an exhibit to a post-effective amendment filed pursuant to Rule 485(a) under the Securities Act of 1933, before the Registrant may use the initial summary prospectus with the public.

Prudential Discovery Select
Group Variable Contract Account
March 15, 2022

2.Comment: Key Information Table, Charges for Early Withdrawals. If Prudential retains the right to reinstate the withdrawal charge for all Contracts in the future, please include in this statement the maximum withdrawal charge.
Response: Prudential hereby confirms that it does not retain the right to reinstate the withdrawal charge for existing Contracts.
3.Comment: Key Information Table, Transaction Charges. Please correct the misspelling of “will” in the second sentence of this statement.
Response: Prudential has corrected the misspelling.
4.Comment: Key Information Table, Ongoing Fees and Expenses. Please confirm the minimum base contract fees. If applicable, please also explain how the fees may be less than 1.00%.
Response: Prudential hereby confirms that the minimum base contract fees are 0.85%. The base contract fees consist of an administrative charge and a mortality and expense risk charge. Under the Contracts, the maximum mortality and expense risk charge is equal to a maximum annual rate of 0.15%, and the maximum administrative charge is equal to a maximum annual rate of 0.85%. There may be instances where Prudential may reduce the administrative charge under certain Contracts due to economies of scale and other factors. Prudential no longer issues new Contracts, and the lowest base contract fee on an existing Contract is 0.85%.
5.Comment: Key Information Table, Insurance Company Risks. Please include in the statement that more information about Prudential’s financial strength ratings is available upon request.
Response: Prudential has revised the statement to include that more information about Prudential’s financial strength ratings is available upon request.
6.Comment: Overview of the Contract. Please add disclosure in this section to include additional information about who holds the Contracts, how contributions are made under the Contracts, and the annuity phase of the Contracts.
Response: Prudential has added disclosure in this section to include additional information about who holds the Contracts, how contributions are made under the Contracts, and the annuity phase of the Contracts.
7.Comment: Overview of the Contract. Please clarify the qualifier “unless the retirement arrangement covering you provides otherwise.”
Response: Prudential has added disclosure to clarify that the retirement arrangement covering a Participant may provide fewer annuity payment options.

Prudential Discovery Select
Group Variable Contract Account
March 15, 2022

8.Comment: Overview of the Contract. Please delete the final sentence, “[w]e also provide for a death benefit under the Contract,” which is duplicative of an earlier sentence in this section.
Response: Prudential has revised the Overview of the Contract section to remove the final sentence.
9.Comment: Fee Table, Transaction Expenses Table. Please confirm that “none” is the appropriate contingent deferred sales charge.
Response: Prudential hereby confirms “none” is the appropriate contingent deferred sales charge because it has waived the withdrawal charge for all Contracts and it does not retain the right to reinstate the withdrawal charge for existing Contracts.
10.Comment: Fee Table, Annual Contract Expenses Table. Please confirm that the annual account charge is $32 for all Contracts. If not, please consider additional disclosure in a footnote describing differences in fees imposed on Participant Accounts and charged on any recurring basis.
Response: For all Contracts, the aggregate annual account charge for each Participant will not be greater than $32. Prudential has added disclosure in a footnote to this item noting that it may reduce the charges under some Contracts.
11.Comment: Fee Table, Annual Contract Expenses Table. Form N-4 only requires the overall base contract fees and it does not require administrative charges and mortality and expense risk charges be segmented into separate lines in the table.
Response: Prudential has revised the Annual Contract Expenses table to display only the overall base contract fees and not the charges that make up the base contract fees.
12.Comment: Fee Table, Example. Prudential may modify the narrative included before the Example table by deleting references to optional benefits available for an additional charge from the narrative because such references are not applicable to the Contracts.
Response: Prudential has revised the narrative by deleting references to optional benefits available for an additional charge.
13.Comment: Principal Risks of Participating in the Contract. Please add a summary of the risks related to the market value adjustment attached to the Guaranteed Interest Account. This summary should note, among other risks, that the Guaranteed Interest Account is subject to the claims-paying ability of Prudential.
Response: Prudential has added a summary of the risks related to the market value adjustment attached to the Guaranteed Interest Account, including that the Guaranteed Interest Account is subject to the claims-paying ability of Prudential.

Prudential Discovery Select
Group Variable Contract Account
March 15, 2022

14.Comment: Benefits Available Under the Contract. Prudential has the option of adding the asset allocation program and the systematic withdrawal plan as benefits and including them in the Benefits Available Under the Contract table.
Response: Prudential has revised the Benefits Available Under the Contract table to include the asset allocation program and the systematic withdrawal plan.
15.Comment: Loans. Please note that Prudential is permitted to, but not required to, include in the Transaction Expenses table above the net interest payments under loans.
Response: Prudential has determined not to make this change to the Transaction Expenses table.
16.Comment: Portfolios Available Under the Contract. If the portfolios available under the Contract vary by Employer, please include a statement in the legend appearing before the table that the portfolios available under the Contract vary by Employer and that Participants should check the provisions of their Employer’s plan for a list of portfolios available.
Response: Prudential has included a statement in the legend appearing before the table that the portfolios available under the Contracts vary by Employer and that Participants should check the provisions of their Employer’s plan for a list of portfolios available.
17.Comment: Location of Accounts and Records. Form N-4 permits a registrant to omit the location of accounts and records to the extent it is provided in its most recent report on Form N-CEN.
Response: Prudential has determined not to make this change to Item 32 (Location of Accounts and Records) at this time.
18.Comment: Non-Principal Risks of Investing in the Contract. Please confirm that the cyber security and business continuity risks discussed in the statement of additional information are non-principal risks of purchasing the Contract. If not, please include these risks in the summary of principal risks of purchasing the Contract in the prospectus.
Response: Prudential hereby confirms that the cyber security and business continuity risks discussed in the statement of additional information are non-principal risks of purchasing the Contracts.
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Prudential Discovery Select
Group Variable Contract Account
March 15, 2022

We believe that the foregoing has been responsive to the Staff’s comments. Please call me at 202.346.4253 if you wish to discuss this correspondence further.

Sincerely, /s/ Christopher E. Palmer

Christopher E. Palmer

cc:	Michele M. Drummey, The Prudential Insurance Company of America
William P. Lane, Goodwin Proctor LLP